Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2021 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	53,197	57,632	49,296	160,023	142,438	189,722
2	Cost of revenues	24,585	26,846	22,758	74,926	64,736	86,645
3	Gross profit (1 - 2)	28,612	30,786	26,538	85,097	77,702	103,077
4	Selling, general and administrative expenses	15,411	15,951	14,387	46,407	40,280	54,650
5	Research and development expenses	4,159	4,463	4,108	13,156	12,447	16,541
6	Impairment of non-current assets	47	-	5,972	47	6,753	8,588
7	Other income, net	(240)	(1,743)	(128)	(2,470)	(395)	(982)
	Total operating expenses	19,377	18,671	24,339	57,140	59,085	78,797
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	9,235	12,115	2,199	27,957	18,617	24,280
	Finance income	504	553	681	1,902	2,008	2,623
	Finance expense	(215)	(234)	(188)	(642)	(673)	(970)
9	Finance income, net	289	319	493	1,260	1,335	1,653
10	Share of profit of equity accounted investees, net of tax	185	247	151	598	301	480
11	Profit before tax (8 + 9 + 10)	9,709	12,681	2,843	29,815	20,253	26,413
12	Tax expense/(benefit), net	2,644	2,761	2,645	7,122	6,639	9,175
13	Profit for the period/year (11 -12)	7,065	9,920	198	22,693	13,614	17,238
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	42.58	59.80	1.19	136.82	82.08	103.94
	Diluted earnings per share of Rs.5/- each	42.48	59.65	1.19	136.48	81.85	103.65
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,887	9,990	8,745	27,739	29,091	38,887
	b) Global Generics	44,508	47,431	40,751	133,052	115,667	154,404
	c) Proprietary Products	129	1,232	124	1,420	280	523
	d) Others	1,289	597	1,412	2,368	2,424	2,813
	Total	54,813	59,250	51,032	164,579	147,462	196,627
	Less: Inter-segment revenues	1,616	1,618	1,736	4,556	5,024	6,905
	Net revenues	53,197	57,632	49,296	160,023	142,438	189,722

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,638	2,166	1,773	5,434	6,913	9,426
	b) Global Generics	25,731	26,990	23,454	76,440	68,665	91,111
	c) Proprietary Products	129	1,232	100	1,406	244	482
	d) Others	1,114	398	1,211	1,817	1,880	2,058
	Total	28,612	30,786	26,538	85,097	77,702	103,077
	Less: Selling and other un-allocable expenditure, net of other income	18,903	18,105	23,695	55,282	57,449	76,664
	Total profit before tax	9,709	12,681	2,843	29,815	20,253	26,413

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head "Revenues" and this pertains to the Company’s Proprietary Products segment.

3	Included in "Other income, net" for the quarter ended 30 September 2021 is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

4	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,382 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation. As this constitutes an adjusting subsequent event, the consolidated financial results for the quarter and year ended 31 March 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of Rs. 1,911 million (U.S.$ 26.25 million) in the financial results. Of the total amount, Rs. 1,820 million (U.S.$ 25 million) was recognised under heading "Impairment of non-current assets" and the balance Rs. 91 million (U.S.$ 1.25 million) was recognised under the heading "Selling, general and administrative expenses". The said expense forms part of the Company’s Proprietary Products segment.

5	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,291 million relating to Xeglyze®;

- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);

- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

6	Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de-recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

7	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles and pertains to Company's Global Generics segment.

8	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

9	The Company has commenced a detailed investigation into an anonymous complaint received in September 2020. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company has been responding to the same.

During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC/DOJ. In the current quarter the Company finalized the reports with respect to certain other countries which will be presented to the SEC/DOJ in due course. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

10	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

11	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

12	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 27 January 2022 and approved by the Board of Directors of the Company at their meeting held on 28 January 2022.

13	The results for the quarter and nine months ended 31 December 2021 were subject to a "Limited Review" by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 28 January 2022	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director